Item 1

[Logo] Companhia
       Vale do Rio Doce
                                                                  Press Release


                          CVRD - 3Q01 Earnings Release

Rio de Janeiro, October 31, 2001 - Companhia Vale do Rio Doce (CVRD) will host analysts meetings in Brazil:

ABAMEC Sao Paulo
November 27, at 8:30am, breakfast
Maksoud Plaza Hotel
Alameda Campinas 150 - room Sao Paulo
Sao Paulo, Brazil

ABAMEC MG
November 27, at 6:00pm
Luminis Espaco Empresarial
Rua Tome de Souza 273 - room Kinesis
Funcionarios
Belo Horizonte, Brazil

ABAMEC Rio
November 29, at  5:00pm
Rio Atlantica Hotel
Av. Atlantica 2964 - room Maua
Copacabana
Rio de Janeiro, Brazil






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                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946



This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.